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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                       May                       2006
                          -----------------------------------   -----------
Commission File Number              001-32748
                          -----------------------------------

                            CORRIENTE RESOURCES INC.
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                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F                       Form 40-F          X
                      ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                              No          X
               ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
        1. News release, dated May 8, 2006, related to the announcement of its equity offering.

        2. News release, dated May 9, 2006, related to its $125 million equity offering.

                                                                      DOCUMENT 1

                    [CORRIENTE RESOURCES INC GRAPHIC OMITTED]


             NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES


               CORRIENTE RESOURCES INC. ANNOUNCES EQUITY FINANCING


Vancouver, BC - May 8, 2006 - Corriente Resources Inc. (TSX:CTQ, AMEX:ETQ) announced today that it has filed a preliminary short form prospectus in connection with an overnight-marketed public offering (the "Offering") of common shares. The Offering will be conducted through a syndicate of underwriters led by Canaccord Capital Corporation. The Offering is subject to certain conditions, including regulatory approval.

The Offering will be priced in the context of the market with final terms of the offering to be determined at the time of pricing. The Company intends to use the net proceeds of the Offering for pre-development and pre-construction activities directed at bringing the Mirador project into production, and for general working capital purposes..

The Offering is expected to close on or about May 26, 2006.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, and the newly discovered Mirador Norte deposit three km northwest of Mirador. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com


Certain statements contained in this news release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company's plans to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the Company's Annual Information Form dated April 24, 2006, a copy of which is available at www.sedar.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.

                                                                      DOCUMENT 2

                   [CORRIENTE RESOURCES INC GRAPHIC OMITTED]



             NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES


           CORRIENTE RESOURCES INC. ANNOUNCES $125 MILLION EQUITY DEAL


Vancouver, BC - May 9, 2006 - Corriente Resources Inc. (TSX:CTQ, AMEX:ETQ) announced today that it has entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including Desjardins Securities Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. to sell 19,231,000 common shares at a price of $6.50 per share to raise gross proceeds of $125,001,500 pursuant to a short form prospectus.

The Company intends to use the net proceeds of the Offering for pre-development and pre-construction activities directed at bringing the Mirador project into production, and for general working capital purposes..

The offering is expected to close on or about May 26, 2006.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, and the newly discovered Mirador Norte deposit three km northwest of Mirador. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com


Certain statements contained in this news release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company's plans to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the Company's Annual Information Form dated April 24, 2006, a copy of which is available at www.sedar.com.


This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CORRIENTE RESOURCES INC.
                                        ----------------------------------------
                                                    (Registrant)

Date:   May 10, 2006               By:  /S/ DARRYL F. JONES
        -------------------------       ----------------------------------------
                                        Name: Darryl F. Jones
                                        Title:   Chief Financial Officer